SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation
(Name of Issuer)

Common Stock, par value $.005 per share
(Title of Class of Securities)

045295300
(CUSIP Number)

Michael D. Herman
830 Tenderfoot Hill Road, Suite 310
Colorado Springs, CO 80906
719-867-9010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1 NAME OF REPORTING PERSONS

Michael D. Herman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d) [__]
Item 2(e) [__]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number of	7.	Sole Voting Power: 6,811,060
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,811,060
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,344,720

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.3%

14 TYPE OF REPORTING PERSON

IN

1 NAME OF REPORTING PERSONS

Debra Herman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d) [__]
Item 2(e) [__]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

Number of	7.	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,344,720

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.3%

14 TYPE OF REPORTING PERSON

IN

ITEM 1.     SECURITY AND ISSUE

This statement relates to the common stock, $0.005 par value, of Aspen Exploration Corporation.  The principal executive offices of Aspen Exploration Corporation are presently located at 830 Tenderfoot Hill Road, Suite 310, Colorado Springs, CO 80906.  Telephone:  719.867.9010.

ITEM 2.     IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: 830 Tenderfoot Hill Road, Suite 310, Colorado Springs, CO 80906.

(c)
Oil and gas industry professional.  Mr. Herman’s primary employment is as an officer, directorand control person of Dillco Fluid Services, Inc. and its subsidiary and related entities.  Dillco Fluid Services, Inc’s principal address is currently 830 Tenderfoot Hill Road, Suite 310,Colorado Springs, CO 80906.  Mrs. Herman has been a housewife.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Herman acquired 277,400 shares of Aspen common stock in a private transaction that was completed in April 2009 in consideration for approximately $263,530.   Mr. Herman acquired these shares using his personal funds.

Mr. and Mrs. Herman acquired a total of 13,067,320 shares of Aspen common stock upon the closing a merger transaction on July 27, 2010 involving Aspen and Dillco Fluid Service, Inc.  Mr. Herman was the holder of 90% of the outstanding shares of Dillco, and at the closing of the merger transaction Mr. and Mrs. Herman were issued an aggregate of 13,067,320 shares of Aspen common stock in exchange for his Dillco shares.  Based on the closing sales price of Aspen common stock on July 26, 2010 (the trading day prior to the closing date of the merger transaction) this represented approximately $7,000,000 in value based on recent closing prices.

ITEM 4.     PURPOSE OF THE TRANSACTION

Mr. Herman acquired the 277,400 shares of Aspen common stock in April 2009 for investment purposes.  Mr. and Mrs. Herman acquired the additional 13,067,320 shares of Aspen common stock on July 27, 2010 in consideration for his entire equity interest in Dillco Fluid Services, Inc.  On July 27, 2010 Aspen and Dillco closed a merger transaction whereby Aspen acquired all of the outstanding common stock of Dillco which resulted in Dillco becoming a wholly owned subsidiary of Aspen.  At the closing of the merger transaction Mr. Herman was appointed as the Chairman and Chief Executive Officer of Aspen.  Aspen now intends to focus its operations on those carried out by Dillco and its subsidiaries.

At the present time, neither Mr. or Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein beyond the change of control and recapitalization that has occurred as a result of Aspen’s acquisition of Dillco.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Mr. and Mrs. Herman have sole voting and dispositive power over common shares of Aspen Exploration Corporation, which represents approximately 61.3% of the total number of Aspen Exploration Corporation common shares currently outstanding.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein.

On July 27, 2010 Mr. and Mrs. Herman acquired 13,067,320 shares of Aspen common stock upon the closing of the merger transaction involving Aspen and Dillco Fluid Services, Inc.  These shares were issued to Mr. and Mrs. Herman in exchange for their entire equity interest in Dillco.  Based on the closing sales price of Aspen common stock on July 26, 2010 (the trading day prior to the closing date of the merger transaction) the shares of Aspen common stock received by Mr. Herman represented approximately $7,000,000 in value.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITHRESPECT TO THE SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships by or between Mr. Herman and any other person with respect to any securities of Aspen, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Upon the completion of the merger, Mr. Herman was appointed President and Chief Executive Officer of Aspen, and entered into an employment agreement with Aspen.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2010
/s/ Michael D. Herman
By: Michael D. Herman
July 27, 2010
/s/ Debra Herman
By: Debra Herman